Alston&Bird LLP
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212-210-9400
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Mark F. McElreath	Direct Dial: 212-210-9595	E-mail: mark.mcelreath@alston.com

December 11, 2009

VIA:     UPS and EDGAR

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Mail Stop 4720
Washington, D.C. 20549

Re:	Keryx Biopharmaceuticals, Inc. Form 10-K for the Fiscal Year ended December 31, 2008 Filed March 31, 2009 File No. 000-30929

Dear Mr. Riedler:

           At the request and on behalf of our client, Keryx Biopharmaceuticals, Inc. (the “Company”), we hereby submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received by letter on November 18, 2009, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 000-30929) (the “Form 10-K”).  These responses have been prepared by the Company with our assistance.

Comment:

Form 10-K for the fiscal year ended December 31, 2008

Licensing Agreements and Collaborations, page 9

1. We note your discussion of license agreements on page 9.  Please revise your disclosure to include the following material information:

•
Regarding the AEterna Zentaris Inc. Commercial License Agreement and the Panion & BF Biotech, Inc. License Agreement, please disclose the aggregate potential milestone payments to be made under each agreement and the aggregate amount to be paid to date.

•
Regarding each of the AEterna Zentaris Inc. Commercial License Agreement, the Panion & BF Biotech, Inc. License Agreement and the Japan Tobacco, Inc. and Torii Pharmaceutical Co., Ltd. Sublicense Agreement, please provide more information about the royalty provisions of each.  We note that the company has been granted confidential treatment on the specific royalty rates in each agreement; therefore either a range or a statement that the percentage is in the single digits, teens, etc. will be sufficient.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Response:

Milestone Payments

The Company proposes to make the following disclosures regarding the aggregate amounts paid and the aggregate potential milestone payments to be made under each of the following agreements: the License and Cooperation Agreement for Perifosine by and between Zentaris GmbH and AOI Pharma, Inc., dated September 18, 2002, as amended (the “AEterna Zentaris Agreement”) and the Amended and Restated License Agreement between Panion & BF Biotech, Inc. and Keryx Biopharmaceuticals, Inc, dated March 17, 2008, as amended (the “Panion Agreement”).  The Company will follow this disclosure format in its future filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the Commission.  For your convenience, we have marked with double underline and strike through portions of the disclosure which differ from what the Company included in the Form 10-K.

LICENSING AGREEMENTS AND COLLABORATIONS

We have formed strategic alliances with a number of companies for the manufacture and commercialization of our products. Our current key strategic alliances are discussed below.

AEterna Zentaris Inc.

In September 2002, we signed a commercial license agreement with Zentaris AG, a wholly owned subsidiary of AEterna Zentaris Inc., relating to the development of perifosine covering composition of matter and methods of treatment. This agreement grants us the exclusive rights to perifosine (KRX-0401) in the United States, Canada and Mexico. To date, we have paid an aggregate of $1.8 million to Zentaris and Zentaris is eligible to receive additional payments of up to an aggregate of $17.0 million upon our successful achievement of certain clinical development, regulatory and sales milestones, in addition ~~entitled~~ to ~~certain~~ royalty payments on net sales of perifosine~~, as well as additional compensation upon successful achievement of certain milestones~~. The license terminates upon the later of the expiration of all underlying patent rights or ten years from the first commercial sale of KRX-0401 in any of the covered territories. We also have the right to extend the agreement for an additional five years beyond the expiration of all underlying patents.

Panion & BF Biotech, Inc.

In November 2005, we entered into a license agreement with Panion. Under the license agreement, we have acquired the exclusive worldwide rights, excluding certain Asian-Pacific countries, for the development and marketing of ferric citrate (Zerenex). To date, we have paid an aggregate of $3.6 million to Panion and Panion is eligible to receive additional payments of up to an aggregate of $8.0 million upon our successful achievement of certain clinical development and regulatory milestones, in addition to ~~entitled to certain milestone payments, as well as~~ royalty payments on net sales of Zerenex.  The license terminates upon the expiration of all underlying patent rights.

Royalty Payments

 The Company believes that additional information on the royalty amounts contained in the AEterna Zentaris Agreement, the Panion Agreement and the Amended and Restated Sublicense Agreement by and between Keryx Biopharmaceuticals, Inc., Japan Tobacco, Inc. and Torii Pharmaceutical Co., Ltd., dated September 26, 2007, as amended (the “JT Torii Agreement” and together with the AEterna Zentaris Agreement and the Panion Agreement, the “Agreements”) should not be disclosed in the Form 10-K or Exchange Act filings to be filed in the near-future.  Royalty payments in biopharmaceutical licensing agreements are one of the most highly negotiated terms and the Company believes it would be at a substantial competitive disadvantage if it were required to disclose any additional information about royalty rates at this time.  The Company’s ability to negotiate future license agreements could be negatively impacted because future potential licensors would have knowledge of the range of royalty rates contained in the Agreements.  In addition, disclosure of the royalty rates could cause current licensors to attempt to renegotiate their agreement with the Company.  With regard to out-licensing, disclosure of the royalty rate for a license covering one geographic area, such as Japan for the JT Torii Agreement, would effectively cap the rate obtainable in those geographic areas where the Company has not yet negotiated a license.

In addition to the competitive issues involved in disclosing more information on the royalty rates under the Agreements, the Company believes that more information is not appropriate at this time because the royalty amounts do not constitute material information. Given the current status of the development of the drugs covered by the Agreements, any potential royalty payments under the Agreements will not occur for at least three to four years.  The Company believes that the lengthy time period before any payments would be received or paid, and the risks inherent in any drug development process, make the amount of any royalty presently immaterial.  The Company will continue to monitor the development of the drugs under the Agreements, and the resulting likelihood of royalty payments, and when more information about the royalty rates become material, the Company hereby confirms that it will include additional information disclosures on such royalty rates in its filings under the Exchange Act.

The Company has authorized us to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

/s/ Mark F. McElreath
Mark F. McElreath

Cc:	Ron Bentsur
Chief Executive Officer
Keryx Biopharmaceuticals, Inc.

James F. Oliviero
Chief Financial Officer
Keryx Biopharmaceuticals, Inc.